SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SIGNS A 2 YEAR MASTER SERVICES AGREEMENT WITH A FORTUNE 500 AMERICAN PACKAGED FOODS COMPANY

July 17th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has signed a two year Master Services Agreement (MSA) with a large Fortune 500 packaged food company and has already scheduled to launch its first promotion under the agreement in August 2015.

The company is one of North America's largest packaged food companies whose food can be found in 99 percent of America's households. The company also has a strong commercial foods business serving restaurants and foodservice operations globally.

According to Baris Karadogan, the CEO of Hip Digital Media, a company recently acquired by Snipp Interactive, “This agreement is a very positive example of the benefits of integrating Snipp and Hip. The new program seamlessly integrates the SnippCheck receipt processing solution with the Hip Digital rewards platform. The combination of a rewards and receipt processing platforms enables us to offer brands more complete promotions solutions.”

The signed agreement formally establishes Snipp as a technology, promotions services and digital products provider for its range of promotions solutions across its portfolio brands. The first program, which is due to launch in August 2015, offers consumers a $5 Prepaid Visa® Reward when they purchase qualifying brands. Consumers submit their receipts via the SnippCheck receipt processing solution and receive their rewards through the Hip Digital rewards platform.

According to Snipp CEO, Atul Sabharwal, “Our focus has been on acquiring strategic businesses that complement and add depth to our existing Snipp promotions and loyalty offering. We are pleased that the Hip Digital acquisition is paying off not just in terms of incremental revenue but also in additional crossover sales with Snipp’s product offerings.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, rewards, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. In June, 2015, Snipp acquired Hip Digital Media Inc., a leading digital rewards platform.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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